Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-212571 Fact Sheet | September 18, 2018

AutoCallable Notes Linked to the Trailblazer Index

Issuer:	Barclays Bank PLC		Hypothetical Payment at Maturityƚ
Tenor:	Approximately 7 years		Ɨ Assuming an Automatic Call has not occurred.
Reference Asset:

The Barclays Trailblazer Sectors 5 Index (Bloomberg ticker: “BXIITBZ5 <Index>”) (the “Index”). Please see the accompanying Pricing Supplement for more information on the Index and its calculation, composition and methodology.

CUSIP / ISIN:	06746XMX8 / US06746XMX83
Initial Level:	The Index Level on the Initial Valuation Date
Final Level:	The Index Level on the Final Valuation Date
Index Fees and Costs:

The Index includes an index fee of 0.85% per annum, in addition to other fees and commissions associated with the notes, which will reduce your return on the notes. Please see the Pricing Supplement for more information on the fees and costs embedded in the Index and associated with investing in the notes.

Initial Valuation Date:	September 25, 2018
Issue Date:	September 28, 2018
Final Valuation Date:	September 25, 2025
Maturity Date:	September 30, 2025
Selected Structure Definitions
Automatic Call:

If, on any annual Call Valuation Date, the Index Level is greater than or equal to the applicable Call Level, the notes will be automatically called for a cash payment per $1,000 principal amount note equal to the applicable Redemption Price payable on the Call Settlement Date. No further amounts will be payable on the notes after the Call Settlement Date.

Call Level:	Call Valuation Date	Call Level	Payment at Maturity:

If the notes are not automatically called prior to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes equal to:

•                  If the Final Level is greater than the Initial Level, you will receive a payment per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x Index Return)

•                  If the Final Level is less than or equal to the Initial Level, you will receive a payment of $1,000 per $1,000 principal amount note

	September 25, 2019	102.00% of Initial Level
	September 25, 2020	104.00% of Initial Level
	September 27, 2021	106.00% of Initial Level
	September 26, 2022	108.00% of Initial Level
	September 25, 2023	110.00% of Initial Level
	September 25, 2024	112.00% of Initial Level
Call Premium:

With respect to a Call Valuation Date, an amount calculated as follows:

Annual Call Premium × n

where “n” equals the number of Call Valuation Dates that have occurred, including the relevant Call Valuation Date for which the Call Premium is being calculated

			Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Redemption Price:	For every $1,000 principal amount note, an amount equal to $1,000 plus the Call Premium applicable to the Call Valuation Date on which an Automatic Call occurs .
Annual Call Premium:	$70.00 per $1,000 principal amount note (7.00% of the principal amount per note)

The notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. Any payment on the notes, including any payment upon an Automatic Call or at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and the exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

Call Settlement Date:	The fifth business day following the Call Valuation Date on which an Automatic Call occurs

All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated September 7, 2018 (the “Pricing Supplement”). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

Fact Sheet | September 18, 2018

AutoCallable Notes Linked to the Trailblazer Index

Summary Characteristics of the Notes

▪     Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 4.25% of the principal amount of the notes, or up to $42.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

▪     Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $900.00 and $927.00 per note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

▪     Potential Return May Be Limited to Call Premium—If the notes are subject to an Automatic Call, the return you would receive on the notes is limited to the applicable Call Premium, regardless of the appreciation of the Index, which may be significant. If the notes are automatically called prior to scheduled maturity, you will receive a positive return on your notes only if the Final Level is greater than the Initial Level.

▪     Potential Early Exit—If the notes are automatically called, you will not receive any additional payments on the notes, and you may not be able to reinvest any amounts received in a comparable investment with similar risk and yield.

Summary Risk Considerations

▪     Credit of Issuer—The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any payment upon an Automatic Call or at maturity, under the terms of the notes.

▪     U.K. Bail-In Power—Each holder of notes agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

▪     Historical Performance—The historical performance of the Index is not an indication of the future performance of the Index over the term of the notes.

▪     Conflict of Interest—We and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the notes.

▪     Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.

▪     Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

https://www.creativeservices.barclays/docs/200007927/06746XMX8.pdf

You may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.

You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.